SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Alliance Semiconductor Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01877H100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01877H100	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,424,597
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,424,597
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 32,586,940 shares of common stock of Alliance Semiconductor Corporation (the “Issuer”) outstanding at June 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on June 29, 2007.

CUSIP No. 01877H100	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,424,597[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 173,522[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,424,597[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 173,522[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,538,820[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,424,597 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 173,522 shares of Common Stock held by its investment advisory clients, 114,223 of which are held by an investment advisory account indirectly affiliated with Bryant Riley. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 32,586,940 shares of common stock of Alliance Semiconductor Corporation (the “Issuer”) outstanding at June 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on June 29, 2007.

CUSIP No. 01877H100	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 338,541
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 338,541
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[1]
14	TYPE OF REPORTING PERSON* BD

———————

1

Based on 32,586,940 shares of common stock of Alliance Semiconductor Corporation (the “Issuer”) outstanding at June 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on June 29, 2007.

CUSIP No. 01877H100	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 73,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 73,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14	TYPE OF REPORTING PERSON* EP

———————

1

Based on 32,586,940 shares of common stock of Alliance Semiconductor Corporation (the “Issuer”) outstanding at June 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on June 29, 2007.

CUSIP No. 01877H100	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON BR Investco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[1]
14	TYPE OF REPORTING PERSON* OO

———————

1

Based on 32,586,940 shares of common stock of Alliance Semiconductor Corporation (the “Issuer”) outstanding at June 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on June 29, 2007.

CUSIP No. 01877H100	13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,886,238[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 173,522[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,886,238[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 173,522[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,461[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,424,597 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. Includes 73,000 shares beneficially owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of these shares. Includes 338,541 shares of Common Stock owned by B. Riley and Co. Inc. Because these securities are held in Mr. Riley’s proprietary account at B. Riley and Co. Inc., Mr. Riley may be deemed to have beneficial ownership of such securities. Includes 100 shares beneficially owned by BR Investco, LLC, an entity controlled by Mr. Riley. Includes 50,000 shares owned by Mr. Riley.

2

Riley Investment Management LLC has shared voting and dispositive power over 173,522 shares of Common Stock held by its investment advisory clients, 114,223 of which are held by an investment advisory account indirectly affiliated with Bryant Riley. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

3

Based on 32,586,940 shares of common stock of Alliance Semiconductor Corporation (the “Issuer”) outstanding at June 5, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on June 29, 2007.

CUSIP No. 01877H100	13D	Page 8

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is amended to add the following information:

In the ordinary course of business, B. Riley and Co. Inc. effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days:

Master	Trans Code	Quantity	Price	Trade Date
	SL	(71,867)	4.65	5/25/2007
	BY	59,032	5.6613	7/6/2007
	BY	26,638	5.6667	7/9/2007
	BY	20,666	5.7	7/10/2007
	BY	335,106	5.75	7/12/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	71,867	4.65	5/25/2007
	BY	2,173	5.6613	7/6/2007
	BY	2,799	5.6667	7/9/2007
	BY	2,172	5.7	7/10/2007
	BY	35,212	5.75	7/12/2007
	BY	869	5.6613	7/6/2007
	BY	2,013	5.6667	7/9/2007
	BY	1,562	5.7	7/10/2007
	BY	25,321	5.75	7/12/2007

Bryant Riley	Trans Code	Quantity	Price	Trade Date
	BY*	50,000	2.63	7/6/2007

———————

*

Exercise of stock options

CUSIP No. 01877H100	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley and Co. Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman
B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee
BR Investco, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Manager
/s/ Bryant R. Riley
Bryant R. Riley